Exhibit 12
HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
STATEMENT OF RATIOS

	Years ended December 31,
	(in thousands)
	2006	2005	2004	2003	2002

Gross premium to surplus ratio:
Gross written premium	$2,243,843	$2,049,116	$1,992,361	$1,746,413	$1,163,397
Policyholders’ surplus	1,342,054	1,110,268	844,851	591,889	523,807
Premium to surplus ratio (1)	167.2%	184.6%	235.8%	295.1%	222.1%

(Gross premium to surplus ratio = gross written premium divided by policyholders’ surplus)

Net premium to surplus ratio:
Net written premium	$1,812,896	$1,495,931	$1,121,343	$867,795	$545,475
Policyholders’ surplus	1,342,054	1,110,268	844,851	591,889	523,807
Premium to surplus ratio (1)	135.1%	134.7%	132.7%	146.6%	104.1%

(Net premium to surplus ratio = net written premium divided by policyholders’ surplus)

Loss ratio:
Incurred loss and loss adjustment expense	$1,020,221	$925,130	$651,675	$494,024	$313,744
Net earned premium	1,700,373	1,378,100	1,013,573	739,376	506,371
Loss ratio (1)	60.0%	67.1%	64.3%	66.8%	62.0%

(Loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio:
Underwriting expense	$435,371	$381,680	$299,789	$199,927	$130,578
Net written premium	1,812,896	1,495,931	1,121,343	867,795	545,475
Expense ratio (1)	24.0%	25.5%	26.7%	23.0%	23.9%

(Expense ratio = underwriting expense divided by net written premium)

Combined ratio (1)	84.0%	92.6%	91.0%	89.8%	85.9%

(Combined ratio = loss ratio plus expense ratio)

(1)	Calculated for our insurance companies using financial data reported in accordance with statutory accounting principles.

Exhibit 12
HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES
STATEMENT OF RATIOS
(continued)

	Years ended December 31,
	(in thousands)
	2006	2005	2004	2003	2002

Loss ratio:
Incurred loss and loss adjustment expense	$1,011,856	$919,697	$645,230	$488,000	$307,143
Net earned premium	1,709,189	1,369,988	1,010,692	738,272	505,521
Loss ratio (2)	59.2%	67.1%	63.8%	66.1%	60.8%

(Loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio:
Underwriting expense	$427,456	$357,727	$269,390	$181,637	$128,938
Net earned premium	1,709,189	1,369,988	1,010,692	738,272	505,521
Expense ratio (2)	25.0%	26.1%	26.7%	24.6%	25.5%

(Expense ratio = underwriting expense divided by net earned premium)

Combined ratio (2)	84.2%	93.2%	90.5%	90.7%	86.3%

(Combined ratio = loss ratio plus expense ratio)

Ratio of earnings to fixed charges:
Interest factor of rent expense (3)	$3,944	$3,373	$3,319	$3,067	$2,838
Interest expense	11,396	7,684	8,374	7,453	8,301

Total fixed charges	$15,340	$11,057	$11,693	$10,520	$11,139

Earnings from continuing operations before income tax expense	$509,834	$272,609	$240,635	$164,725	$150,326
Fixed charges	15,340	11,057	11,693	10,520	11,139

Earnings per calculation	$525,174	$283,666	$252,328	$175,245	$161,465

Ratio of earnings to fixed charges (4)	34.24	25.65	21.58	16.66	14.50

(2)	Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.

(3)	Estimated to be 33% of total rent expense.

(4)	Earnings per calculation divided by total fixed charges.